Exhibit 12.2

MACK-CALI REALTY CORPORATION
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLAR AMOUNTS IN THOUSANDS)

        Mack-Cali Realty Corporation’s ratios of earnings to combined fixed charges and preferred stock dividends for the five years ended December 31, 2004 were as follows:

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
EARNINGS:
ADD:
Income from continuing operations before
minority interest and equity in earnings from
unconsolidated joint ventures	129,992	129,662	150,464	159,083	129,346

Fixed charges (see calculation below)	129,854	139,603	143,592	144,625	132,640

Distributed income of unconsolidated joint ventures	1,411	11,405	14,793	9,004	8,055

SUBTRACT:
Capitalized interest	(3,920)	(7,285)	(19,664)	(16,722)	(11,524)

Preference security dividend requirements of
consolidated subsidiaries	(15,636)	(15,668)	(15,656)	(15,644)	(15,441)

Minority interest in pre-tax income of
consolidated subsidiaries that have not incurred
fixed charges	--	--	--	--	(5,072)

TOTAL EARNINGS:	$ 241,701	$ 257,717	$ 273,529	$ 280,346	$ 238,004

FIXED CHARGES:
Interest expense (includes amortization of deferred
financing costs)	110,104	116,311	107,823	112,003	105,394

Capitalized interest	3,920	7,285	19,664	16,722	11,524

Interest portion (33 percent) of ground rents on
land leases	194	339	449	256	281

Preferred security dividend requirements of
consolidated subsidiaries	15,636	15,668	15,656	15,644	15,441

TOTAL FIXED CHARGES:	$ 129,854	$ 139,603	$ 143,592	$ 144,625	$ 132,640

Preferred stock dividends	2,000	1,672	--	--	--

TOTAL COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS:	$ 131,854	$ 141,275	$ 143,592	$ 144,625	$ 132,640

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS:	1.8	1.8	1.9	1.9	1.8